400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312-1183

610.640.7800

Fax 610.640.7835

John P. Duke

direct dial: 610.640.7839

direct fax: 267.200.0753

dukej@pepperlaw.com

May 13, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Below, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

Enclosed for filing under the Securities Act of 1933, as amended, is the Registration Statement on Form S-1 of Five Below, Inc. (the “Company”). This is a follow-on public offering of shares of the Company’s common stock.

As previously communicated, the Company is an “emerging growth company” within the meaning of the Jumpstart our Business Startups Act, P.L. 112-106 (the “JOBS Act”) and has elected not to take advantage of the extension of time to comply with new or revised financial accounting standards provided under section 7(a)(2)(B) of the Securities Act of 1933 and section 13(a) of the Securities Exchange Act of 1934, as added by section 102(b) of the JOBS Act.

Please direct any questions regarding this filing to me at 610.640.7839 or Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ JOHN P. DUKE

John P. Duke